Mr Rufus Decker

United States

Securities and Exchange Commission

Washington, D.C

20549-7010

Thursday, September 6, 2007

Subject :

Your letter dated August 22, 2007 (fax received August 23, 2007)

Form 20-F for Fiscal Year Ended December 31, 2006

Filed March 30, 2007

File N° 1-14838

Dear Mr Decker,

Please find herewith our reply to the various questions in your above mentioned letter.

Yours sincerely,

Pascal BOUCHIAT

Group Executive Vice President and Chief Financial Officer

Copy :

James Palmer

- Vice President Investor Relations

Tél & Fax : +33(0)1.53.56.64.89

Rhodia. Société Anonyme au capital de 1.204.186.174 Euros – B 352 170 161 RCS Nanterre – I.TVA FR 75 3352 170 161

Code APE 741J – N° Siret 352 170 161 00041

Adresse postale :

Immeuble Cœur Défense. Tour A. 110 esplanade Charles de Gaulle. La défense 4 – 92931 Paris La défense Cédex – France

Tél. : +33(0)1.53.56.64.64

RESPONSES TO SECURITIES AND EXCHANGE COMMISSION

(LETTER DATED AUGUST 22, 2007, RECEIVED BY FAX ON AUGUST 23, 2007)

Question N°3:

Item 5. Operating and Financial Review and Prospects page 44.

Please revise your operating and financial review and prospects section to discuss the business reasons for the changes between periods in the sales and operating profit (loss) of the corporate and other column shown in the segment footnote to your audited financial statements. Please include this discussion with your existing discussion of segment results in the operating and financial review and prospects section.  Please note that this discussion should be in addition to the disclosure you have provided in a footnote to the segment table in your financial statements.

Rhodia’s reply:

Additional paragraph in Net Sales discussion (which starts on page 44 of the Annual Report on Form 20-F for 2006)

Corporate & Other

Net sales for Corporate & Other amounted to €67 million for 2006, a decline of 19.2% due to lower levels of purchases and resales by the Group's international sales network of products from the other segments or third-party partners in the chemical industry.  The elimination of inter-company net sales, reported in the Corporate & Other segment, amounted to a negative €104 million, compared to a negative €131 million in 2005.  This reduction was due mainly to changes in the method of accounting applied to sales between Corporate and Other and the enterprises.

Additional paragraph in Operating profit/(loss) discussion (which starts on page 48 of the Annual Report on Form 20-F for 2006)

Corporate & Other

The operating loss for Corporate & Other was reduced by €50 million to €165 million in 2006 from €215 million in 2005.  This reduction was due to lower restructuring charges and a decrease in charges relating to environmental provisions in 2006 compared to 2005.

Rhodia. Société Anonyme au capital de 1.204.186.174 Euros – B 352 170 161 RCS Nanterre – I.TVA FR 75 3352 170 161

Code APE 741J – N° Siret 352 170 161 00041

Adresse postale :

Immeuble Cœur Défense. Tour A. 110 esplanade Charles de Gaulle. La défense 4 – 92931 Paris La défense Cédex – France

Tél. : +33(0)1.53.56.64.64

Question N°4:

As previously requested in our letter dated September 26, 2006, please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose in a footnote to the table any assumptions used.

Rhodia’s reply:

	Payments due by period
Contractual obligations	Total	1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations (exclusive of capital lease obligations) (1)(2)	2,412	400	48	873	1,091
Capital lease obligations (1)(2)	23	13	7	2	1
Operating lease obligations (1)	168	25	46	37	60
Estimated interest payments for long term debt and capital lease obligations (3)	823	158	318	232	115
Purchase obligations (4)
Raw materials and services	2,252	947	935	169	201
Energy (electricity, gas, steam)	820	357	248	120	95
Total purchase obligations	3,072	1,304	1,183	289	296
Other long-term liabilities (1)(2)
Pension and retirement	1,325	98	231	240	756
Environmental	207	34	55	30	88
Restructuring	58	39	5	5	9
Other provisions	231	75	19	10	127
Deferred income taxes	73	49	3	5	16
Total other long-term liabilities	1,894	295	313	290	996
TOTAL CONTRACTUAL OBLIGATIONS	8,392	2,195	1,915	1,723	2,559

(1)

Includes the current portion of these liabilities.

(2)

Included on Rhodia’s Consolidated Balance Sheet.

(3)

Estimated interest payments for our debt and capital lease obligations are based on interest rates and maturities in effect at December 31, 2006.

(4)

We have various purchase obligations for raw materials, energy and services incident to the ordinary course of business. Management believes that these obligations generally are not in excess of current market prices and reflect normal business operations. If an obligation is in excess of current market prices, a provision is recorded. A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on the entity that specifies all significant terms, including: fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Rhodia. Société Anonyme au capital de 1.204.186.174 Euros – B 352 170 161 RCS Nanterre – I.TVA FR 75 3352 170 161

Code APE 741J – N° Siret 352 170 161 00041

Adresse postale :

Immeuble Cœur Défense. Tour A. 110 esplanade Charles de Gaulle. La défense 4 – 92931 Paris La défense Cédex – France

Tél. : +33(0)1.53.56.64.64

Question N°5:

You state that your certifying officers concluded that your disclosure controls and procedures were effective to “provide reasonable assurance that information required to be disclosed by [you] in the reports [you] file or submit under the Exchange Act, is accumulated and communicated to [your] Management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” As in your 2005 Form 20-F, this is an incomplete definition of disclosure controls and procedures. In future filings, please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e). In this regard, please revise to also state, if true, that the same officers concluded the controls and procedures were effective to “ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.”

Rhodia’s reply:

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act, is accumulated and communicated to our Management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and to ensure that information required to be disclosed by us in the reports that we file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  The evaluation of our disclosure controls and procedures conducted by our Chief Executive Officer and Chief Financial Officer as at December 31, 2006 took into account this full definition.

Question N°6:

Please provide us with additional information to help us understand the basis for the different accounting for European Union Allowances and Certified Emissions Rights under IFRS. Please cite any relevant IFRS literature you considered in determining your accounting for these rights in your response.

Rhodia’s reply:

Under IFRS, no specific authoritative guidance exists for the accounting treatment of emission rights under EU trading scheme or UNFCCC Clean Development Mechanism. Rhodia’s IFRS accounting for emission allowances and emission rights is set forth below.

European Union Allowances (EUA)

EUA represents rights to a predetermined level of emission. These rights are allowed to the participants before the beginning of the compliance period during which the emissions are expected to be reduced.

Rhodia recognizes the EUA on the allocation date by the EU. At this point in time the European Union allowances (EUA) meet the definition of an intangible asset according to IAS 38 Intangible Assets and the recognition criteria since:

 - IAS 38.12 (a) and (b) – Identifiability:  the EUA are non monetary assets which are separable (they can be sold) and arise from contractual rights and then meet the identifiably criteria as defined in IAS-38 § 12.

– IAS 38.13 – Control: A participant controls the EUAs since it can use them by either offsetting greenhouse gas emissions to avoid a cash penalty or selling them,

- IAS 38.17 and 21 – Future economic benefits: It is probable that the future benefit from the EUAs will flow to the entity because the EUAs permit the entity to emit greenhouse gases while producing goods and services, and allowances not used can be sold.

In accordance with IAS-20 Government Grants § 23 and IAS-38 § 44. Rhodia recognizes the EUAs granted at fair value at the initial date of the compliance period with a corresponding deferred credit being recognized as a liability.

Purchases of EUAs are recognized at their purchase price according to IAS-38 § 24.

The EUAs are carried at the amount initially recognized and are tested for impairment, in accordance with IAS-36, annually or more frequently should there be indications of impairment.

Rhodia. Société Anonyme au capital de 1.204.186.174 Euros – B 352 170 161 RCS Nanterre – I.TVA FR 75 3352 170 161

Code APE 741J – N° Siret 352 170 161 00041

Adresse postale :

Immeuble Cœur Défense. Tour A. 110 esplanade Charles de Gaulle. La défense 4 – 92931 Paris La défense Cédex – France

Tél. : +33(0)1.53.56.64.64

In accordance with IAS 20.12, the government grant is recognized in income on a straight-line basis over the compliance period (in the absence of seasonal discharges).

In addition, in accordance with IAS-37 Provisions, Contingent liabilities and Contingent Assets, Rhodia recognizes a liability and a corresponding charge to income, measured at the carrying value of the EUAs allocated or purchased, for the amount of EUAs expected to be delivered at the end of the compliance period. If the amount of EUAs expected to be delivered exceeds the amount of EUAs available to Rhodia, then a provision is recognized for the amount of the shortfall in EUAs at the fair value on the reporting date.

Upon their delivery, Rhodia derecognizes the intangible asset and the corresponding liability referred to above . Gains or losses arising from sales of EUAs are recognized in the income statement under cost of sales.

Certified Emission Rights (CER)

CER represent a unit of greenhouse gas reduction that has been generated and certified by the United Nation under the Clean Development Mechanism. Differently from EUA, self-generated CER are not granted at the inception of a compliance period.

Under industrial projects, Rhodia has deployed facilities in order to reduce the greenhouse gas emissions for two sites in Korea and in Brazil. When these emissions fall below the benchmark levels set by the UNFCCC, Rhodia receives Certified Emissions Rights (CER) directly from the UNFCCC which are freely transferable.

The self-generation of CER is an industrial activity of Rhodia. These self-generated CER are held in the ordinary course of business of Rhodia and are recognized in inventories at the lower of cost and net realizable value by applying the requirements of IAS 2 Inventories.

CER sales are recognized in net sales on delivery of the CERs, by applying the requirements of IAS 18 Revenue § 14.

Question N°7:

As previously requested in our letter dated September 26, 2006, please disclose the instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the periods presented. Refer to paragraph 70(c) of IAS 33 and paragraph 40(c) of SFAS 128.

Rhodia’s reply:

The number of stock options outstanding that could potentially dilute basis earnings per share in the future but were not included in the calculation of the diluted earnings per share because they are antidilutive amounts of 21,506,850, 26,640,063, and 22,998,627 for the periods ended December 31, 2006, 2005 and 2004 respectively.

Question N°8:

As previously requested in our letter dated September 26, 2006, for each class of shares, please disclose all applicable rights, preferences and restrictions, including restrictions on the distribution of dividends and repayment of capital. Refer to paragraph 76(a)(v) of IAS 1.

Rhodia’s reply:

As of December 31, 2006, there is only one class of shares.

There are therefore no difference in applicable rights, preferences and restrictions, including restrictions on dividend distribution and repayment of capital among the stock outstanding

As provided in Item 10 “Additional information" (p. 101 § "Attendance and voting at the shareholders' meeting") of the 20F, each shares confers on the shareholders the right to one vote.

Rhodia. Société Anonyme au capital de 1.204.186.174 Euros – B 352 170 161 RCS Nanterre – I.TVA FR 75 3352 170 161

Code APE 741J – N° Siret 352 170 161 00041

Adresse postale :

Immeuble Cœur Défense. Tour A. 110 esplanade Charles de Gaulle. La défense 4 – 92931 Paris La défense Cédex – France

Tél. : +33(0)1.53.56.64.64